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CUSIP No.  505862-10-2    SCHEDULE 13D (Amendment No. 2)   OMB APPROVAL

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           Lafarge North America Inc.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   505862-10-2
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                                 (CUSIP Number)

                                Michael Griffiths
                       President & Chief Operating Officer
                         Kilmer Van Nostrand Co. Limited
                               40 King Street West
                                   Suite 2700
                        Toronto, Ontario, Canada M5H 3Y2
                                 (416) 635-6100
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 24, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746  (3-06)


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CUSIP No.  505862-10-2          SCHEDULE 13D (Amendment No. 2)

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1.       Name of Reporting Person:
        I.R.S. Identification No. of above person (entities only).

        Kilmer Van Nostrand Co. Limited
        IRS. Identification No.: 98-0040359
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2.      Check the Appropriate Box if a Member of a Group  (See Instructions)
       (a) ..................................................................[ ]
       (b) ..................................................................[X]
--------------------------------------------------------------------------------
3.     SEC Use Only

--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions):  SC, OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)....................................................[ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization:.............................Ontario

                        7.  Sole Voting Power:                       4,400,000*
Number of                   ----------------------------------------------------
Shares                  8.  Shared Voting Power:                     0
Beneficially                ----------------------------------------------------
Owned by                9.  Sole Dispositive Power:                  4,400,000*
Each                        ----------------------------------------------------
Reporting              10.  Shared Dispositive Power:                0
Person With                 ----------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person:                                                       4,400,000*
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11):           5.7%**
--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions):  CO



* Consists of 4,400,000 shares of Common Stock (the "Warrant Shares") underlying the Warrant (as defined in Item 6 of the Schedule 13D and subject to certain future adjustments set forth in the Warrant). Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (see Item 4 of the original Schedule 13D).

** Represents the percentage obtained by dividing (i) the number of Warrant Shares by (ii) the sum of (a) the number of shares of Common Stock outstanding as of March 31, 2006 as reported in Amendment No. 1 to the Company's Annual Report on Form 10-K/A filed with the Commission on April 28, 2006 and (b) the number of Warrant Shares. (see footnote * above)


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CUSIP No.  505862-10-2          SCHEDULE 13D (Amendment No. 2)


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1.      Name of Reporting Person:
        I.R.S. Identification No. of above person (entities only).

        Kilmer LCW Limited
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group  (See Instructions)
        (a) .................................................................[ ]
        (b) .................................................................[X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions):  SC, OO

--------------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)...................................................[ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization:   ..........................Ontario

                        7.  Sole Voting Power:                       4,400,000*
Number of                   ----------------------------------------------------
Shares                  8.  Shared Voting Power:                     0
Beneficially                ----------------------------------------------------
Owned by                9.  Sole Dispositive Power:                  4,400,000*
Each                        ----------------------------------------------------
Reporting              10.  Shared Dispositive Power:                0
Person With                 ----------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person:                                                        4,400,000*
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):           5.7%**
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions):  CO

* Consists of 4,400,000 shares of Common Stock (the "Warrant Shares") underlying the Warrant (as defined in Item 6 of the Schedule 13D and subject to certain future adjustments set forth in the Warrant). Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (see Item 4 of the original Schedule 13D).

** Represents the percentage obtained by dividing (i) the number of Warrant Shares by (ii) the sum of (a) the number of shares of Common Stock outstanding as of March 31, 2006 as reported in Amendment No. 1 to the Company's Annual Report on Form 10-K/A filed with the Commission on April 28, 2006 and (b) the number of Warrant Shares. (see footnote * above)


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CUSIP No.  505862-10-2          SCHEDULE 13D (Amendment No. 2)




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1.       Name of Reporting Person:
        I.R.S. Identification No. of above person (entities only).

        Lawrence M. Tanenbaum
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group  (See Instructions)
       (a) ..................................................................[ ]
       (b) ..................................................................[X]
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions):  SC, OO
--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)....................................................[ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization:  ............................Canada

                        7.  Sole Voting Power:                      4,411,000***
Number of                   ----------------------------------------------------
Shares                  8.  Shared Voting Power:                    0
Beneficially                ----------------------------------------------------
Owned by                9.  Sole Dispositive Power:                 4,411,000***
Each                        ----------------------------------------------------
Reporting              10.  Shared Dispositive Power:                0
Person With                 ----------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person:                                                      4,411,000***
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):           5.7%****
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions):  IN




*** Consists of 4,400,000 shares of Common Stock (the "Warrant Shares") underlying the Warrant (as defined in Item 6 of the Schedule 13D and subject to certain future adjustments set forth in the Warrant) plus 11,000 shares of Common Stock (the "Option Shares") underlying immediately exercisable options granted pursuant the Report Person's service on the Company's Board of Directors (the "Director Options"). Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (see
Item 4 of the original Schedule 13D) and the Director Options.

**** Represents the percentage obtained by dividing (i) the sum of (a) the number of Warrant Shares and (b) the number of Option Shares by (ii) the sum of
(c) the number of shares of Common Stock outstanding as of March 31, 2006 as reported in Amendment No. 1 to the Company's Annual Report on Form 10-K/A filed with the Commission on April 28, 2006, (d) the number of Warrant Shares and (e) the number of Option Shares. (see footnote *** above)

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CUSIP No.  505862-10-2          SCHEDULE 13D (Amendment No. 2)


--------------------------------------------------------------------------------
1.     Name of Reporting Person:
       I.R.S. Identification No. of above person (entities only).

       Judith S. Tanenbaum
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group  (See Instructions)
       (a) ..................................................................[ ]
       (b) ..................................................................[X]
--------------------------------------------------------------------------------
3.     SEC Use Only

--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions):  SC, OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)....................................................[ ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization:  ..........................Canada


                        7.  Sole Voting Power:                      4,400,000*
Number of                   ----------------------------------------------------
Shares                  8.  Shared Voting Power:                    0
Beneficially                ----------------------------------------------------
Owned by                9.  Sole Dispositive Power:                 4,400,000*
Each                        ----------------------------------------------------
Reporting              10.  Shared Dispositive Power:               0
Person With                 ----------------------------------------------------


11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person:                                                      4,400,000*
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)....................................................[ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):           5.7%**
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions):  IN



* Consists of 4,400,000 shares of Common Stock (the "Warrant Shares") underlying the Warrant (as defined in Item 6 of the Schedule 13D and subject to certain future adjustments set forth in the Warrant). Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (see Item 4 of the original Schedule 13D).

** Represents the percentage obtained by dividing (i) the number of Warrant Shares by (ii) the sum of (a) the number of shares of Common Stock outstanding as of March 31, 2006 as reported in Amendment No.1 to the Company's Annual Report on Form 10-K/A filed with the Commission on April 28, 2006 and (b) the number of Warrant Shares. (see footnote * above)

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CUSIP No.  505862-10-2          SCHEDULE 13D (Amendment No. 2)



     The statement on Schedule 13D dated October 30, 2005, relating to the common stock, par value $1.00 per share (the "Common Stock"), of Lafarge North America Inc., a Maryland corporation ("Lafarge" or the "Company"), as amended by Amendment No. 1 thereto dated March 16, 2006 (as so amended, the "Schedule 13D"), is hereby amended as set forth in this Amendment No. 2 (this "Amendment No. 2"). This Amendment No. 2 is being filed jointly by Kilmer Van Nostrand Co. Limited, Kilmer LCW Limited, Lawrence M. Tanenbaum and Judith S. Tanenbaum (together, the "Reporting Persons") to report certain recent developments with respect to the Tender Offer, as defined below, and the intentions of the Reporting Persons with respect to the Tender Offer. This Amendment No. 2 reflects no changes in the previously reported holdings of the Reporting Persons.

     This Amendment No. 2 should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment No. 2, all information set forth in the
Schedule 13D is unaffected hereby.

Item 6 of the Schedule 13D is hereby amended to add the following:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As previously reported, the Reporting persons are the beneficial owners of the Warrant to purchase 4,400,000 shares of Common Stock of Lafarge.

     On April 24, 2006, Lafarge S.A. announced that, in connection with its previously-announced tender offer for shares of Lafarge Common Stock that Lafarge does not already own through its wholly-owned subsidiary Efalar Inc. (the "Tender Offer"), it would increase the cash price in the Tender Offer to $85.50 per share of Common Stock. Lafarge also announced that the Special Committee of Lafarge's Board of Directors, of which Lawrence M. Tanenbaum is a member, unanimously resolved to recommend that the minority holders of shares of Common Stock accept the revised Tender Offer and Lafarge announced that each of the members of Lafarge's Special Committee of the Board of Directors, including Lawrence M. Tanenbaum, indicated their intention to tender their shares of Common Stock in response to the revised Tender Offer. The Reporting Persons currently intend to exercise the Warrant in the manner permitted under the Warrant in conjunction with the execution of the revised Tender Offer and intend to tender or cause to be tendered the shares of Common Stock received therefor in the Tender Offer. The foregoing summary does not purport to be a complete description of the terms and conditions of the Tender Offer or of Lafarge's announcement with respect thereto and is qualified in its entirety by reference to the Schedule 13D and the Exhibits thereto and the press release filed as
Exhibit 1 hereto.

     Except as described in this Amendment No. 2, and as set forth in the
Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge of each Reporting Person, there exist no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of

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CUSIP No.  505862-10-2          SCHEDULE 13D (Amendment No. 2)

proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

         Exhibit 1.        Press Release of Lafarge S.A., dated April 24, 2006.

         Exhibit 2. Joint Filing Agreement, dated as of April 27, 2006, by and among each of the Reporting Persons.




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CUSIP No.  505862-10-2          SCHEDULE 13D (Amendment No. 2)


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                        KILMER VAN NOSTRAND CO. LIMITED


Date:    April 27, 2006                          /s/ LAWRENCE M. TANENBAUM
         ----------------------                  -------------------------
                                                 Name:  Lawrence M. Tanenbaum
                                                 Title:  Chairman and Chief
                                                         Executive Officer


                                        KILMER LCW LIMITED

Date:    April 27, 2006                          /s/ LAWRENCE M. TANENBAUM
         ----------------------                  -------------------------
                                                 Name:  Lawrence M. Tanenbaum
                                                 Title: President




                                        LAWRENCE M. TANENBAUM

Date:    April 27, 2006                          /s/ LAWRENCE M. TANENBAUM
         ----------------------                  -------------------------
                                                 Name: Lawrence M. Tanenbaum


                                        JUDITH S. TANENBAUM

Date:    April 27, 2006                          /s/ JUDITH S. TANENBAUM
         ----------------------                  -----------------------
                                                 Name:  Judith S. Tanenbaum



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)